


05005446

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

January 17, 2005

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549


RECEIVED
JAN 27 2005
152
SECTION
PROCESSING

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated January 17, 2005

Enclosed is a copy of our News Release dated January 17, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 1/28



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

January 17, 2005

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE

ACQUISITION OF PORPHYRY COPPER-MOLYBDENUM PROPERTY IN B.C.
"THE THOMLINSON CREEK PROPERTY"

Acquisition

Dentonia is currently negotiating to option a 100% interest in four legacy mineral claims, (old system), and has staked 23 claim units, or 420 hectares, surrounding these four claim units under the new staking system known as "Mineral Title on Line", on January 12, 2005.

Location

The Thomlinson Creek property is located in central northern British Columbia, 42 kilometres north-northeast of the town of Hazelton. Trans-provincial Highway 16 and the Canadian National Railway are located 40 kilometres to the south. Recent logging roads provide easy access to the property.

History

The property was originally staked by Granby Mining Corporation in 1976 to cover a prominent Geological Service of Canada ("GSC") airborne magnetic anomaly related to a Babine intrusive body. Ground soil geochemical, induced polarization and magnetic surveys were undertaken by Granby and by Noranda Exploration Company, which optioned the property from Granby. Subsequently, Noranda in 1980 and 1981, completed 1,024 meters of diamond drilling in ten holes.

Geology

"The property is underlain by carbonaceous sandstone, siltstone, shale and conglomerate of the Jurassic to cretaceous Bowser Lake Group and a multi-phase quartz diorite intrusive body of the Upper Cretaceous Babine Intrusions. The intrusive body is at least 4 kilometres in length and 600 meters in width. Biotite feldspar porphyry and quartz porphyry dykes intrude the quartz diorite and Bowser Lake Group sedimentary rocks. Bowser Lake Group sedimentary strata are strongly hornfelsed in the vicinity of the intrusive bodies.

Both the hornfels and the intrusive bodies are locally strongly fractured and mineralized – specifically in the form of chalcopyrite, pyrite and pyrrhotite in addition to less common molybdenite and scheelite. Alteration types associated with the mineralization include: silicification, argillic (clay), chloritic and sericitic. Although there is some mineralization in outcrop, much of the area is covered by transported overburden. One grab sample from a float boulder measuring approximately 1 x 1.5 meters returned an assay of 0.89% Cu, 0.04% Mo and 60 ppb Au. The mineralization is associated with an exceptionally strong soil geochemical anomaly, which extends over a length of 5 kilometres, with values up to 10,200 ppm Cu and 600 ppm Mo.

The Noranda drilling did not explain the strong soil geochemical results. One hole (TC81-6) located on a relatively weak portion on the western end of the soil geochemical anomaly returned 0.1% Cu and 0.03% Mo across 72 meters. The best mineralization was at the bottom of the hole, where a 6 meter section returned 0.17% Cu and 0.236% Mo."

As a general observation, molybdenite, molybdenum sulfer (McS_2), is the principal ore of molybdenum and is found in pegmatite dykes, quartz vein, stock works of quartz veins, or disseminated in porphyry (Thomlinson Creek ?)

For Comparison
Reference is made to the Endako Mine, also located in central northern British Columbia and currently Canada's only primary molybdenum mine, where the ore occurs in elongated stockworks of quartz-molybdenite veins and has been, or is being mined from three open pits.

This mine came into production in 1965 and by 1993, 230 million tones had been mined, and as of October 1, 2003, reserves were estimated at 65.9 million tones, grading between 0.069% to 0.072% molybdenum (Mo). This mine has been in production since 1965, except for the years between 1982 and 1986, when the mine was shut down due to poor economic conditions.

In 1997, Placer Dome Canada Ltd sold the Endako Mine to Thompson Creek Mining Company of Denver, Colorado (75%) and Nissho Iwai Corp. of Japan (25%). Thompson Creek is also the operator of the Thompson Creek molybdenum mine at Thompson Creek, Idaho.

Endako can process 28,000 tonnes of ore a day and apparently is producing 14 million lbs of molybdenum a year, which at today's price, has a gross value of US$490 million.

At the Endako Mine the molybdenite (MoS_2) is concentrated by floatation, 95% of this concentrate is roasted and converted to molybdic oxide (MoS_3) at the mine site and sold as an end product, the remaining 5% is leached in hydrochloric acid at the on-site-refinery to produce specialty industrial molybdenum products, such as "Ultra Pure", 100% MoS_2, used as an additive to oil and as high temperature lubricant, other uses of molybdenum are detailed under the heading "Rationale for Acquisition " etc., see below

Initial Phase Plan, Estimated Cost $30,000
Dentonia has retained the services of Don MacIntyre, Ph.D., P.Eng. to compile existing data into digital format for use in a Geological Information Service ("GIS") system.

Following the compilation of all existing data, ground checking and a Global Positioning System ("GPS") survey, a diamond drill program will be undertaken, if warranted.

Rationale for Acquisition of the Thomlinson Property - Under Explored, Increases in Metal Prices, Multiple Uses of Molybdenum
To quote from a US Geological Service ("USGS") paper:

"Molybdenum (Mo) is a refractory metallic element used principally as an alloying agent in steel, cast iron, and super alloys to enhance hardenability, strength, toughness, and wear and corrosion resistance. To achieve desired metallurgical properties, molybdenum, primarily in the form of molybdic oxide or ferromolybdenum, is frequently used in combination with or added to chromium, columbium (niobium), manganese, nickel, tungsten, or other alloy metals. *The versatility of molybdenum in enhancing a variety of alloy properties has ensured it a significant role in contemporary industrial technology, which increasingly requires materials that are serviceable under high stress, expanded temperature ranges, and highly corrosive environments. Moreover, molybdenum finds significant usage as a refractory metal in numerous chemical application, including catalysts, lubricants, and pigments. *Few of molybdenum's uses have acceptable substitutions."

Prices per pound of molybdenum have advanced from a low of US$2-3/lb to the current price of US$35/lb. and with copper prices at US$1.42/lb., a high water mark since 1995, make the Thomlinson Creek Property a prospective and attractive exploration target.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President
**Underlining is Dentonia's.*



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

January 17, 2005

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE

ACQUISITION OF PORPHYRY COPPER-MOLYBDENUM PROPERTY IN B.C.
"THE THOMLINSON CREEK PROPERTY"

Acquisition

Dentonia is currently negotiating to option a 100% interest in four legacy mineral claims, (old system), and has staked 23 claim units, or 420 hectares, surrounding these four claim units under the new staking system known as "Mineral Title on Line", on January 12, 2005.

Location

The Thomlinson Creek property is located in central northern British Columbia, 42 kilometres north-northeast of the town of Hazelton. Trans-provincial Highway 16 and the Canadian National Railway are located 40 kilometres to the south. Recent logging roads provide easy access to the property.

History

The property was originally staked by Granby Mining Corporation in 1976 to cover a prominent Geological Service of Canada ("GSC") airborne magnetic anomaly related to a Babine intrusive body. Ground soil geochemical, induced polarization and magnetic surveys were undertaken by Granby and by Noranda Exploration Company, which optioned the property from Granby. Subsequently, Noranda in 1980 and 1981, completed 1,024 meters of diamond drilling in ten holes.

Geology

"The property is underlain by carbonaceous sandstone, siltstone, shale and conglomerate of the Jurassic to cretaceous Bowser Lake Group and a multi-phase quartz diorite intrusive body of the Upper Cretaceous Babine Intrusions. The intrusive body is at least 4 kilometres in length and 600 meters in width. Biotite feldspar porphyry and quartz porphyry dykes intrude the quartz diorite and Bowser Lake Group sedimentary rocks. Bowser Lake Group sedimentary strata are strongly hornfelsed in the vicinity of the intrusive bodies.

Both the hornfels and the intrusive bodies are locally strongly fractured and mineralized – specifically in the form of chalcopyrite, pyrite and pyrrhotite in addition to less common molybdenite and scheelite. Alteration types associated with the mineralization include: silicification, argillic (clay), chloritic and sericitic. Although there is some mineralization in outcrop, much of the area is covered by transported overburden. One grab sample from a float boulder measuring approximately 1 x 1.5 meters returned an assay of 0.89% Cu, 0.04% Mo and 60 ppb Au. The mineralization is associated with an exceptionally strong soil geochemical anomaly, which extends over a length of 5 kilometres, with values up to 10,200 ppm Cu and 600 ppm Mo.

The Noranda drilling did not explain the strong soil geochemical results. One hole (TC81-6) located on a relatively weak portion on the western end of the soil geochemical anomaly returned 0.1% Cu and 0.03% Mo across 72 meters. The best mineralization was at the bottom of the hole, where a 6 meter section returned 0.17% Cu and 0.236% Mo."

As a general observation, molybdenite, molybdenum sulfer (McS_2), is the principal ore of molybdenum and is found in pegmatite dykes, quartz vein, stock works of quartz veins, or disseminated in porphyry (Thomlinson Creek ?)

For Comparison
Reference is made to the Endako Mine; also located in central northern British Columbia and currently Canada's only primary molybdenum mine, where the ore occurs in elongated stockworks of quartz-molybdenite veins and has been, or is being mined from three open pits.

This mine came into production in 1965 and by 1993, 230 million tones had been mined, and as of October 1, 2003, reserves were estimated at 65.9 million tones, grading between 0.069% to 0.072% molybdenum (Mo). This mine has been in production since 1965, except for the years between 1982 and 1986, when the mine was shut down due to poor economic conditions.

In 1997, Placer Dome Canada Ltd sold the Endako Mine to Thompson Creek Mining Company of Denver, Colorado (75%) and Nissho Iwai Corp. of Japan (25%). Thompson Creek is also the operator of the Thompson Creek molybdenum mine at Thompson Creek, Idaho.

Endako can process 28,000 tonnes of ore a day and apparently is producing 14 million lbs of molybdenum a year, which at today's price, has a gross value of US$490 million.

At the Endako Mine the molybdenite (MoS_2) is concentrated by floatation, 95% of this concentrate is roasted and converted to molybdic oxide (MoS_3) at the mine site and sold as an end product, the remaining 5% is leached in hydrochloric acid at the on-site-refinery to produce specialty industrial molybdenum products, such as "Ultra Pure", 100% MoS_2, used as an additive to oil and as high temperature lubricant, other uses of molybdenum are detailed under the heading "Rationale for Acquisition " etc., see below

Initial Phase Plan, Estimated Cost $30,000
Dentonia has retained the services of Don MacIntyre, Ph.D., P.Eng. to compile existing data into digital format for use in a Geological Information Service ("GIS") system.

Following the compilation of all existing data, ground checking and a Global Positioning System ("GPS") survey, a diamond drill program will be undertaken, if warranted.

Rationale for Acquisition of the Thomlinson Property - Under Explored, Increases in Metal Prices, Multiple Uses of Molybdenum
To quote from a US Geological Service ("USGS") paper:

"Molybdenum (Mo) is a refractory metallic element used principally as an alloying agent in steel, cast iron, and super alloys to enhance hardenability, strength, toughness, and wear and corrosion resistance. To achieve desired metallurgical properties, molybdenum, primarily in the form of molybdic oxide or ferromolybdenum, is frequently used in combination with or added to chromium, columbium (niobium), manganese, nickel, tungsten, or other alloy metals. *<u>The versatility of molybdenum in enhancing a variety of alloy properties has ensured it a significant role in contemporary industrial technology, which increasingly requires materials that are serviceable under high stress, expanded temperature ranges, and highly corrosive environments</u>. Moreover, molybdenum finds significant usage as a refractory metal in numerous chemical application, including catalysts, lubricants, and pigments. *<u>Few of molybdenum's uses have acceptable substitutions.</u>"

Prices per pound of molybdenum have advanced from a low of US$2-3/lb to the current price of US$35/lb. and with copper prices at US$1.42/lb., a high water mark since 1995, make the Thomlinson Creek Property a prospective and attractive exploration target.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President
**Underlining is Dentonia's.*

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

January 17, 2005

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE
ACQUISITION OF PORPHYRY COPPER-MOLYBDENUM PROPERTY IN B.C.
"THE THOMLINSON CREEK PROPERTY"

Acquisition
Dentonia is currently negotiating to option a 100% interest in four legacy mineral claims, (old system), and has staked 23 claim units, or 420 hectares, surrounding these four claim units under the new staking system known as "Mineral Title on Line", on January 12, 2005.

Location
The Thomlinson Creek property is located in central northern British Columbia, 42 kilometres north-northeast of the town of Hazelton. Trans-provincial Highway 16 and the Canadian National Railway are located 40 kilometres to the south. Recent logging roads provide easy access to the property.

History
The property was originally staked by Granby Mining Corporation in 1976 to cover a prominent Geological Service of Canada ("GSC") airborne magnetic anomaly related to a Babine intrusive body. Ground soil geochemical, induced polarization and magnetic surveys were undertaken by Granby and by Noranda Exploration Company, which optioned the property from Granby. Subsequently, Noranda in 1980 and 1981, completed 1,024 meters of diamond drilling in ten holes.

Geology
"The property is underlain by carbonaceous sandstone, siltstone, shale and conglomerate of the Jurassic to cretaceous Bowser Lake Group and a multi-phase quartz diorite intrusive body of the Upper Cretaceous Babine Intrusions. The intrusive body is at least 4 kilometres in length and 600 meters in width. Biotite feldspar porphyry and quartz porphyry dykes intrude the quartz diorite and Bowser Lake Group sedimentary rocks. Bowser Lake Group sedimentary strata are strongly hornfelsed in the vicinity of the intrusive bodies.

Both the hornfels and the intrusive bodies are locally strongly fractured and mineralized – specifically in the form of chalcopyrite, pyrite and pyrrhotite in addition to less common molybdenite and scheelite. Alteration types associated with the mineralization include: silicification, argillic (clay), chloritic and sericitic. Although there is some mineralization in outcrop, much of the area is covered by transported overburden. One grab sample from a float boulder measuring approximately 1 x 1.5 meters returned an assay of 0.89% Cu, 0.04% Mo and 60 ppb Au. The mineralization is associated with an exceptionally strong soil geochemical anomaly, which extends over a length of 5 kilometres, with values up to 10,200 ppm Cu and 600 ppm Mo.

The Noranda drilling did not explain the strong soil geochemical results. One hole (TC81-6) located on a relatively weak portion on the western end of the soil geochemical anomaly returned 0.1% Cu and 0.03% Mo across 72 meters. The best mineralization was at the bottom of the hole, where a 6 meter section returned 0.17% Cu and 0.236% Mo."

As a general observation, molybdenite, molybdenum sulfer (McS_2), is the principal ore of molybdenum and is found in pegmatite dykes, quartz vein, stock works of quartz veins, or disseminated in porphyry (Thomlinson Creek ?)

For Comparison
Reference is made to the Endako Mine, also located in central northern British Columbia and currently Canada's only primary molybdenum mine, where the ore occurs in elongated stockworks of quartz-molybdenite veins and has been, or is being mined from three open pits.

This mine came into production in 1965 and by 1993, 230 million tones had been mined, and as of October 1, 2003, reserves were estimated at 65.9 million tones, grading between 0.069% to 0.072% molybdenum (Mo). This mine has been in production since 1965, except for the years between 1982 and 1986, when the mine was shut down due to poor economic conditions.

In 1997, Placer Dome Canada Ltd sold the Endako Mine to Thompson Creek Mining Company of Denver, Colorado (75%) and Nissho Iwai Corp. of Japan (25%). Thompson Creek is also the operator of the Thompson Creek molybdenum mine at Thompson Creek, Idaho.

Endako can process 28,000 tonnes of ore a day and apparently is producing 14 million lbs of molybdenum a year, which at today's price, has a gross value of US$490 million.

At the Endako Mine the molybdenite (MoS_2) is concentrated by floatation, 95% of this concentrate is roasted and converted to molybdic oxide (MoS_3) at the mine site and sold as an end product, the remaining 5% is leached in hydrochloric acid at the on-site-refinery to produce specialty industrial molybdenum products, such as "Ultra Pure", 100% MoS_2, used as an additive to oil and as high temperature lubricant, other uses of molybdenum are detailed under the heading "Rationale for Acquisition " etc., see below

Initial Phase Plan, Estimated Cost $30,000
Dentonia has retained the services of Don MacIntyre, Ph.D., P.Eng. to compile existing data into digital format for use in a Geological Information Service ("GIS") system.

Following the compilation of all existing data, ground checking and a Global Positioning System ("GPS") survey, a diamond drill program will be undertaken, if warranted.

Rationale for Acquisition of the Thomlinson Property - Under Explored, Increases in Metal Prices, Multiple Uses of Molybdenum
To quote from a US Geological Service ("USGS") paper:

"Molybdenum (Mo) is a refractory metallic element used principally as an alloying agent in steel, cast iron, and super alloys to enhance hardenability, strength, toughness, and wear and corrosion resistance. To achieve desired metallurgical properties, molybdenum, primarily in the form of molybdic oxide or ferromolybdenum, is frequently used in combination with or added to chromium, columbium (niobium), manganese, nickel, tungsten, or other alloy metals. *The versatility of molybdenum in enhancing a variety of alloy properties has ensured it a significant role in contemporary industrial technology, which increasingly requires materials that are serviceable under high stress, expanded temperature ranges, and highly corrosive environments. Moreover, molybdenum finds significant usage as a refractory metal in numerous chemical application, including catalysts, lubricants, and pigments. *Few of molybdenum's uses have acceptable substitutions."

Prices per pound of molybdenum have advanced from a low of US$2-3/lb to the current price of US$35/lb. and with copper prices at US$1.42/lb., a high water mark since 1995, make the Thomlinson Creek Property a prospective and attractive exploration target.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President
**Underlining is Dentonia's.*

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

January 17, 2005 TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE
ACQUISITION OF PORPHYRY COPPER-MOLYBDENUM PROPERTY IN B.C.
"THE THOMLINSON CREEK PROPERTY"

Acquisition

Dentonia is currently negotiating to option a 100% interest in four legacy mineral claims, (old system), and has staked 23 claim units, or 420 hectares, surrounding these four claim units under the new staking system known as "Mineral Title on Line", on January 12, 2005.

Location

The Thomlinson Creek property is located in central northern British Columbia, 42 kilometres north-northeast of the town of Hazelton. Trans-provincial Highway 16 and the Canadian National Railway are located 40 kilometres to the south. Recent logging roads provide easy access to the property.

History

The property was originally staked by Granby Mining Corporation in 1976 to cover a prominent Geological Service of Canada ("GSC") airborne magnetic anomaly related to a Babine intrusive body. Ground soil geochemical, induced polarization and magnetic surveys were undertaken by Granby and by Noranda Exploration Company, which optioned the property from Granby. Subsequently, Noranda in 1980 and 1981, completed 1,024 meters of diamond drilling in ten holes.

Geology

"The property is underlain by carbonaceous sandstone, siltstone, shale and conglomerate of the Jurassic to cretaceous Bowser Lake Group and a multi-phase quartz diorite intrusive body of the Upper Cretaceous Babine Intrusions. The intrusive body is at least 4 kilometres in length and 600 meters in width. Biotite feldspar porphyry and quartz porphyry dykes intrude the quartz diorite and Bowser Lake Group sedimentary rocks. Bowser Lake Group sedimentary strata are strongly hornfelsed in the vicinity of the intrusive bodies.

Both the hornfels and the intrusive bodies are locally strongly fractured and mineralized – specifically in the form of chalcopyrite, pyrite and pyrrhotite in addition to less common molybdenite and scheelite. Alteration types associated with the mineralization include: silicification, argillic (clay), chloritic and sericitic. Although there is some mineralization in outcrop, much of the area is covered by transported overburden. One grab sample from a float boulder measuring approximately 1 x 1.5 meters returned an assay of 0.89% Cu, 0.04% Mo and 60 ppb Au. The mineralization is associated with an exceptionally strong soil geochemical anomaly, which extends over a length of 5 kilometres, with values up to 10,200 ppm Cu and 600 ppm Mo.

The Noranda drilling did not explain the strong soil geochemical results. One hole (TC81-6) located on a relatively weak portion on the western end of the soil geochemical anomaly returned 0.1% Cu and 0.03% Mo across 72 meters. The best mineralization was at the bottom of the hole, where a 6 meter section returned 0.17% Cu and 0.236% Mo."

As a general observation, molybdenite, molybdenum sulfer (McS_2), is the principal ore of molybdenum and is found in pegmatite dykes, quartz vein, stock works of quartz veins, or disseminated in porphyry (Thomlinson Creek ?)

For Comparison
Reference is made to the Endako Mine, also located in central northern British Columbia and currently Canada's only primary molybdenum mine, where the ore occurs in elongated stockworks of quartz-molybdenite veins and has been, or is being mined from three open pits.

This mine came into production in 1965 and by 1993, 230 million tones had been mined, and as of October 1, 2003, reserves were estimated at 65.9 million tones, grading between 0.069% to 0.072% molybdenum (Mo). This mine has been in production since 1965, except for the years between 1982 and 1986, when the mine was shut down due to poor economic conditions.

In 1997, Placer Dome Canada Ltd sold the Endako Mine to Thompson Creek Mining Company of Denver, Colorado (75%) and Nissho Iwai Corp. of Japan (25%). Thompson Creek is also the operator of the Thompson Creek molybdenum mine at Thompson Creek, Idaho.

Endako can process 28,000 tonnes of ore a day and apparently is producing 14 million lbs of molybdenum a year, which at today's price, has a gross value of US$490 million.

At the Endako Mine the molybdenite (MoS_2) is concentrated by floatation, 95% of this concentrate is roasted and converted to molybdic oxide (MoS_3) at the mine site and sold as an end product, the remaining 5% is leached in hydrochloric acid at the on-site-refinery to produce specialty industrial molybdenum products, such as "Ultra Pure", 100% MoS_2, used as an additive to oil and as high temperature lubricant, other uses of molybdenum are detailed under the heading "Rationale for Acquisition " etc., see below

Initial Phase Plan, Estimated Cost $30,000
Dentonia has retained the services of Don MacIntyre, Ph.D., P.Eng. to compile existing data into digital format for use in a Geological Information Service ("GIS") system.

Following the compilation of all existing data, ground checking and a Global Positioning System ("GPS") survey, a diamond drill program will be undertaken, if warranted.

Rationale for Acquisition of the Thomlinson Property - Under Explored, Increases in Metal Prices, Multiple Uses of Molybdenum
To quote from a US Geological Service ("USGS") paper:

"Molybdenum (Mo) is a refractory metallic element used principally as an alloying agent in steel, cast iron, and super alloys to enhance hardenability, strength, toughness, and wear and corrosion resistance. To achieve desired metallurgical properties, molybdenum, primarily in the form of molybdic oxide or ferromolybdenum, is frequently used in combination with or added to chromium, columbium (niobium), manganese, nickel, tungsten, or other alloy metals. *The versatility of molybdenum in enhancing a variety of alloy properties has ensured it a significant role in contemporary industrial technology, which increasingly requires materials that are serviceable under high stress, expanded temperature ranges, and highly corrosive environments. Moreover, molybdenum finds significant usage as a refractory metal in numerous chemical application, including catalysts, lubricants, and pigments. *Few of molybdenum's uses have acceptable substitutions."

Prices per pound of molybdenum have advanced from a low of US$2-3/lb to the current price of US$35/lb. and with copper prices at US$1.42/lb., a high water mark since 1995, make the Thomlinson Creek Property a prospective and attractive exploration target.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President
**Underlining is Dentonia's.*